                       SECURITIES AND EXCHANGE COMMISSION
                               Washington DC 20549




                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                For the quarterly period ended December 31, 1999






                               GENTIA SOFTWARE PLC




                                  Tuition House
                                St George's Road
                                    Wimbledon
                                 London SW19 4EU
                                 United Kingdom
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F         X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                                No                X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

         82-      N.A.

                               Page 1 of 16 Pages

                        Exhibit Index Appears on Page 12

                               GENTIA SOFTWARE PLC
                                    FORM 6-K

                                TABLE OF CONTENTS

                                                                                              Page
Financial Information:

Condensed  Consolidated  Balance Sheets as of December 31, 1999  (unaudited)
and December 31, 1998 (audited)                                                                  3

Condensed Consolidated Statements of Operations for the three months and twelve
months ended December 31, 1999 (unaudited) and 1998 (audited)                                    4

Condensed  Consolidated  Statements  of Cash Flows for the twelve months
ended December 31, 1999 (unaudited) and 1998 (audited)                                           5

Notes to Condensed Consolidated Financial Statements (unaudited)                                 6

Management's Discussion and Analysis of Financial Condition and Results of Operations.        7-11

Exhibit             Index                                                                       12
Exhibit A.          Fourth Quarter Press Release                                                13

                               GENTIA SOFTWARE PLC
                      CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                                         DECEMBER 31              DECEMBER 31
                                                                                             1999                     1998
                                                                                         -------------            -------------
                                                                                          (UNAUDITED)               (AUDITED)
                                                                                                      (IN THOUSANDS)

                                                                                               US$                      US$
ASSETS
    Current assets:

           Cash and cash equivalents...............................                         $2,968                   $5,314
           Accounts receivable, net of allowances $ 3,457
                            (Dec 31, 1998 - $3,801)................                          7,757                   10,565
           Prepaid expenses and other current assets...............                            559                    1,363
           Tax recoverable.........................................                              -                      212
                                                                                         -------------            -------------
Total current assets...............................................                        $11,284                  $17,454

    Property and equipment, net....................................                          1,153                    2,192
    Purchased software, net of amortization of $609
        (Dec 31, 1998 - $25).......................................                          2,000                    2,585
    Goodwill on acquisition, net of amortization of $2,286
        (Dec 31, 1998 - $1,764)....................................                          3,831                    4,317
                                                                                         -------------            -------------
Total assets.......................................................                        $18,268                  $26,548
                                                                                         =============            =============

LIABILITIES AND SHAREHOLDERS' EQUITY

    Current liabilities:

           Current portion of lease obligations....................                            $46                      $78
           Accounts payable........................................                          2,784                    2,203
           Accrued liabilities.....................................                          2,624                    3,778
           Deferred revenues.......................................                          3,259                    4,754
           Other accounts payable..................................                          1,289                    1,766
           Short-term loans........................................                          4,442                        -
                                                                                         -------------            -------------
Total current liabilities..........................................                        $14,444                  $12,579

    Non current liabilities:

           Long-term portion of lease obligations...................                           121                       59
                                                                                         -------------            -------------
Total Liabilities                                                                          $14,565                  $12,638


    Shareholders' equity:

           Ordinary shares..........................................                         2,481                    2,445
           Additional paid-in capital...............................                        29,009                   28,881
           Retained (deficit).......................................                       (26,695)                 (16,837)
           Cumulative translation adjustment........................                        (1,092)                    (579)
                                                                                         -------------            -------------
Total shareholders' equity..........................................                        $3,703                  $13,910
                                                                                         -------------            -------------

Total liabilities and shareholders' equity..........................                       $18,268                  $26,548
                                                                                         =============            =============



                             See accompanying notes

                               GENTIA SOFTWARE PLC
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                                                         THREE MONTHS ENDED                   TWELVE MONTHS ENDED
                                                   -------------------------------      -------------------------------
                                                      DEC. 31,          DEC. 31,          DEC. 31,           DEC. 31,
                                                        1999              1998              1999               1998
                                                   -----------       -------------      ------------       ------------
                                                                       (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                   (UNAUDITED)        (UNAUDITED)       (UNAUDITED)         (AUDITED)

                                                           US$                 US$               US$                US$
   Revenues:

        License..............................           $3,013              $4,097           $10,433            $16,173
        Services and other...................            3,072               3,772            13,682             13,359
                                                   -----------       -------------      ------------       ------------
                                                         6,085               7,869            24,115             29,532

   Cost of revenues:

        License..............................              396                 810             1,971              1,809
        Services and other...................            1,275               2,433             7,716              8,400
                                                   -----------       -------------      ------------       ------------
                                                         1,671               3,243             9,687             10,209

   Gross profit..............................            4,414               4,626            14,428             19,323

   Operating expenses:

        Sales and marketing..................            2,242               7,079            12,812             19,720
        Research and development.............            1,115               1,646             5,197              6,831
        General and administrative...........              689               1,158             3,335              4,367
        Purchased research and development...                -               1,037                 -              1,037
        Restructuring costs..................                -               2,869             1,876              2,869
        Goodwill amortization................              261                 213             1,105                596
                                                   -----------       -------------      ------------       ------------
           Total operating expenses..........            4,307              14,002            24,325             35,420

   Income / (loss) from operations...........              107              (9,376)           (9,897)           (16,097)
   Interest (expense) / income...............              (30)                 76                39                681
                                                   -----------       -------------      ------------       ------------

   Income / (loss) before provision for income
        taxes.................................              77              (9,300)           (9,858)           (15,416)

   Provision for income taxes                                -               (185)                 -              (185)
                                                   -----------       -------------      ------------       ------------
   Net income / (loss).......................              $77             ($9,485)          ($9,858)          ($15,601)
                                                   ===========       =============      ============       ============

   Basic income / (loss) per share...........            $0.01             ($0.93)           ($0.96)            ($1.57)
   Diluted income / (loss) per share.........            $0.01             ($0.93)           ($0.96)            ($1.57)

   Shares used to compute basic EPS..........           10,252              10,178            10,222              9,950
   Shares used to compute diluted EPS........           14,083              10,178            10,222              9,950




                             See accompanying notes

                               GENTIA SOFTWARE PLC
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)


                                                                                            TWELVE MONTHS ENDED
                                                                              ---------------------- -- ----------------------
                                                                                  DECEMBER 31,              DECEMBER 31,
                                                                                      1999                      1998
                                                                              ----------------------    ----------------------
                                                                                                (IN THOUSANDS)
                                                                                                US$                       US$
CASH FLOWS FROM OPERATING ACTIVITIES

Net (loss)...........................................................                       ($9,858)                 ($15,601)
  Adjustments to reconcile net (loss) to net cash (used in)
    operating activities:
      Depreciation...................................................                           882                       991
      Goodwill amortization..........................................                         1,105                     1,329
      In-process research and development............................                             -                     1,037
      Loss on disposal of assets.....................................                             3                         -
      Loss on disposal of subsidiary.................................                             2                         -
  Changes in operating assets and liabilities:
      Accounts receivable............................................                         3,152                    (4,789)
      Provision for bad debts........................................                          (344)                     1,982
      Prepaid expenses, recoverable taxes and other assets...........                         1,016                       346
      Accounts payable...............................................                           581                       460
      Accrued liabilities and other accounts payable.................                        (1,631)                    3,340
      Deferred revenues..............................................                        (1,459)                    1,124
                                                                                   -----------------    ----------------------
Net cash (used in) operating activities..............................                        (6,551)                   (9,781)
                                                                                   -----------------    ----------------------
CASH FLOWS FROM INVESTING ACTIVITIES:

  Cost of acquisition................................................                             -                    (4,827)
  Proceeds on sale of property and equipment.........................                            87                       118
  Proceeds on sale of subsidiary.....................................                           202                         -
  Purchases of property and equipment................................                          (390)                   (1,248)
                                                                                   -----------------    ----------------------
Net cash used in investing activities................................                          (101)                   (5,957)
                                                                                   -----------------    ----------------------
CASH FLOWS FROM FINANCING ACTIVITIES:

 Net proceeds on shares issued.......................................                           164                       620
 Short-term loan acquired............................................                         4,442                         -
 Generation (repayment) of capital lease
   obligations.......................................................                            30                       (77)
                                                                                   -----------------    ----------------------
Net cash provided by financing activities............................                         4,636                       546
                                                                                   -----------------    ----------------------
  Effect of exchange rate changes on cash............................                          (330)                      177
                                                                                   -----------------    ----------------------

    Net (decrease) in cash...........................................                        (2,346)                  (15,018)

  Cash at beginning of period........................................                         5,314                    20,332
                                                                                   -----------------    ----------------------

  Cash at end of period..............................................                        $2,968                    $5,314
                                                                                   =================    ======================


                                              See accompanying notes

                               GENTIA SOFTWARE PLC
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

Gentia Software plc (the "Company") is incorporated in England and Wales. The Company is a leading supplier of analytical applications that enable clients to maximize their competitive position through enterprise-wide deployment of strategic management and predictive decision making solutions.

BASIS OF PRESENTATION

The consolidated financial statements are stated in United States dollars and are prepared under United States generally accepted accounting principles.

INTERIM FINANCIAL INFORMATION

The financial information at December 31, 1999 and the results of operations for the three months and twelve months ended December 31, 1999 are unaudited, but include all adjustments which the Company considers necessary for a fair presentation of the financial position at such date and the operating results and cash flows for those periods. Results for the three month period ended December 31, 1999 are not necessarily indicative of results that may be expected in the future. Certain information and footnote disclosures normally included in financial statements prepared in accordance with United States generally accepted accounting principles have been condensed or omitted pursuant to the Securities and Exchange Commission Rules and Regulations. In accordance with SOP 98-1, the Company has capitalized computer software obtained for internal use.

PRINCIPLES OF CONSOLIDATION

The accompanying financial statements consolidate the accounts of the Company and its wholly and majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

FOREIGN EXCHANGE

The consolidated balance sheets of the Company and its foreign subsidiaries are translated from their respective functional currencies to United States dollars at period-end exchange rates and the statements of operations and cash flows at average exchange rates for the relevant periods. Gains and losses resulting from translation are accumulated as a separate component of shareholders' equity. Net gains and losses resulting from foreign exchange transactions, which are not material in any of the reporting periods, are included in the consolidated statement of operations.

PER SHARE INFORMATION

Net income per share information is computed based on the weighted average number of shares outstanding, as described in FAS 128.

2 LITIGATION

On January 25, 2000, the Company announced with Hyperion Solutions Corporation that they had settled their patent lawsuit, which originated in April 1996. As a result of the settlement, the Company has agreed to remove from its software products the ability to select the number of dense dimensions that can be employed in its databases, and will instead provide a pre-set default value. The Company will supply software to its customers that will bring existing installed-base applications into compliance with the terms of this settlement. Other terms of the agreement are confidential.

From the knowledge the Company has about how its current customer base uses the Company's products and services, the Company has concluded that the terms of the settlement should have little or no impact. Customers using the Company's software and services to implement business strategy, track operational performance or build custom applications should not be compromized. The settlement is not expected to affect the Company's financial results for the most recent quarter or the fiscal year.

All legal costs associated with the litigation have been written off as incurred.

                               GENTIA SOFTWARE PLC

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
              RESULTS OF OPERATIONS FOR THE THREE MONTHS AND TWELVE
                     MONTHS ENDED DECEMBER 31, 1999 AND 1998

THREE MONTHS ENDED DECEMBER 31, 1999 AND THREE MONTHS ENDED DECEMBER 31, 1998.

REVENUES

Revenues were $6.1 million in the three months ended December 31, 1999, a decrease of approximately 22.7% compared to revenues of $7.9 million for the three months ended December 31, 1998. The Company has now achieved four consecutive quarters of $6.0 million total revenue. The decrease is attributed to both a decline in license revenue and services sales in the three months ended December 31, 1999. License revenues were $3.0 million in the three months ended December 31, 1999, a decrease of 26.8% compared to license revenues of $4.1 million for the three months ended December 31, 1998. The decrease in license revenue is a result of the Company's global restructuring program within world-wide sales, which commenced in December 1998. License revenues were however up 9% for the three months ended December 31, 1999 compared to the three months ended September 30, 1999.

Services and other revenues were $3.1 million in the three months ended December 31, 1999 a decrease of approximately 18.6% compared to $3.8 million for the three months ended December 31, 1998. The decrease can be attributed to the sale of the South African operation in June 1999 and the Australian operation in August 1999. This decline was in line with our expectations and is a result of the full quarter effects of the sale of the Australian operation combined with the impact of additional vacation due to the millennium. Services and other revenue comprised 50.4% of total revenues for the three months ended December 31, 1999, compared to 47.9% for the three months ended December 31, 1998. The change is attributable to a decrease in license revenue sales relative to total revenue.

GROSS PROFIT

Gross profit was $4.4 million or 72.5% of revenues for the three months ended December 31, 1999, compared to $4.6 million or 58.8% revenues for the three months ended December 31, 1998. The increase in gross margin is attributed to the improved gross margins achieved on license revenue. Gross margins on license revenue increased from 80.2% for the three months ended December 31, 1998 to 86.9% for the same period in 1999. The increase is attributed to the change in the sales mix from channel sales towards direct sales. The sales mix is variable and not representative of what maybe achieved in future quarters.

Margins on service and other revenues increased to 58.5% for the three months ended December 31, 1999, compared to 35.5% for the same period in 1998. The increase can be attributed to improved utilization of our consulting group as well as the cost savings made from the changes to our support services.

SALES AND MARKETING

Sales and marketing costs were $2.2 million in the three months ended December 31, 1999 compared to $7.1 million in the three months ended December 31, 1998. The sales and marketing costs for the three months ended December 31, 1998 included an allowance for doubtful debts of $2.0 million. Excluding the allowance for doubtful debts, sales and marketing expenditure has decreased by $2.9 million. The decrease in expenditure is attributed to the strategic actions taken through the restructure program. The cost savings are attributed to the elimination of duplicated resources, centralization of corporate functions and the sale of the Australian and South African operations. The Company has increased the sales staff by over 25% in the three months ended December 31, 1999. The full cost effect of this increase in head count will be reflected in the first quarter of 2000.

RESEARCH AND DEVELOPMENT

Research and development costs were $1.1 million in the three months ended December 31, 1999, lower than the $1.6 million recorded in the three months ended December 31, 1998. The decrease in research and development costs can be attributed to the costs savings as a result of a reduction in legal costs relating to the Arbour dispute and the consolidation of research facilities. The current research and development organization continues to focus on building the analytical applications that surround the Scorecard combined with developing our new Customer Relationship Analytics application suite. The Company's research and development expenditure is predominantly incurred in pounds sterling.

GENERAL AND ADMINISTRATIVE

General and administrative costs were $0.7 million in the three months ended December 31, 1999, compared to $1.2 million for the three months ended December 31, 1998. The reduction in costs can be attributed to the centralization of the finance function in the United Kingdom with significant savings being made through the closure of the facilities and termination of regional staff.

OTHER INCOME

Other income reduced from $76,000 in the three months ended December 31,1998 to an expense of $30,000 for the three months ended December 31, 1999. The interest incurred relates to the current short term finance that will be converted to equity on completion of the successful filing of the F-3 registration.

                               GENTIA SOFTWARE PLC

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
              RESULTS OF OPERATIONS FOR THE THREE MONTHS AND TWELVE
                     MONTHS ENDED DECEMBER 31, 1999 AND 1998

TWELVE MONTHS ENDED DECEMBER 31, 1999 AND TWELVE MONTHS ENDED DECEMBER 31, 1998.

REVENUES

Revenues were $24.1 million in the twelve months ended December 31, 1999, a decrease of approximately 18.3% compared to revenues of $29.5 million for the twelve months ended December 31, 1998. The decrease in revenues is due to the decrease in license revenue sales in 1999. License revenues were $10.4 million in the twelve months ended December 31, 1999, a decrease of 35.5% compared to license revenues of $16.2 million for the twelve months ended December 31, 1998. The Company has achieved constant revenue levels in 1999 averaging $6.0 million per quarter in 1999, down from $7.4 million average in 1998. The decrease in license revenue sales is a result of the Company's global restructuring program within world-wide sales, which commenced in December 1998.

Services and other revenues were $13.7 million in the twelve months ended December 31, 1999 up from $13.4 million for the twelve months ended December 31, 1998. Last years first and second quarter results did not include the full benefit of the acquisition of the TCMS business that was acquired in late May 1998, which is partially offset through the reduced revenue as a result of the sale of the South African and Australian operations. Services and other revenue comprised 56.7% of total revenues for the twelve months ended December 31,1999, compared to 45.2% for the twelve months ended December 31, 1998. The change is attributable to a decrease in license revenue sales relative to total revenue.

GROSS PROFIT

Gross profit was $14.4 million or 59.8% of revenues for the twelve months ended December 31, 1999, compared to $19.3 million or 65.4% of revenues for the twelve months ended December 31, 1998. The decrease in gross profit margin is attributed to the lower margin percentage achieved on license revenue sales. Gross profit margins on license revenue decreased from 88.8% for the twelve months ended December 31, 1998 to 81.1% for the twelve months ended December 31, 1999. This decrease is attributable to a shift in sales mix towards channel sales in the twelve months ended December 31, 1999.

Gross profit margin on service and other revenue increased from 37.1% for the twelve months ended December 31, 1998 to 43.6% for the same period in 1999. The increase can be attributed to improved utilization of our consulting group as well as the cost savings made from the changes to our support services.

SALES AND MARKETING

Sales and marketing costs were $12.8 million in the twelve months ended December 31, 1999, a decrease of 35.0% compared to $19.7 million in the twelve months ended December 31, 1998. Excluding the provision for doubtful accounts of $1.7 million made in the three months ended June 30, 1999 the sales and marketing expenditure is reduced to $11.1 million for the twelve months ended December 31, 1999. Excluding the $2.0 million provision for doubtful accounts made in December 1998, sales and marketing costs have decreased by $6.6 million in 1999 for the twelve month period ended December 31, 1999. The decrease in expenditure is attributed to the strategic actions taken through the restructure program. The cost savings are attributed to the elimination of duplicated resources, centralization of corporate functions and the sale of the Australian and South African operation. The Company has increased the sales staff by over 25% in the three months ended December 31, 1999. The full cost effect of this increase in head count will be reflected in the first quarter of 2000.

RESEARCH AND DEVELOPMENT

Research and development costs were $5.2 million in the twelve months ended December 31, 1999, lower than the $6.8 million recorded in the twelve months ended December 31, 1998. The decrease in research and development costs can be attributed to the reduction in legal costs relating to the Arbour dispute and consolidation of facilities. The Company's research and development expenditure is predominantly incurred in pounds sterling.

GENERAL AND ADMINISTRATIVE

General and administrative costs were $3.3 million in the twelve months ended December 31, 1999, compared to $4.4 million for the twelve months ended December 31, 1998. The 25% reduction in costs can be attributed to the centralization of the finance function in the United Kingdom with significant savings being made through the closure of the facilities and termination of staff.

OTHER INCOME

Other income was $39,000 in the twelve months ended December 31, 1999 compared to $681,000 in the twelve months ended December 31,1998. Other income was primarily interest income earned on bank deposits. The decrease can be attributed to the decline in cash balances and the current interest expense on short term loans.

RESTRUCTURING COSTS AND PROVISION

In three months ended December 30, 1998 the Company wrote off $2.9 million in restructuring costs. The restructure cost comprised employee severance of $618,000, goodwill impairment of $733,000 and facility closure costs and costs to exit certain businesses of $1.5 million. In the three months ended March 30, 1999 the Company provided a further $500,000 for employee severance costs. In the three months ended June 30, 1999 the Company provided a further $1.4 million restructure charge comprised of $1.1 million for employee severance and $300,000 for facility closure costs.

Of the provisions made $414,000 remains of the severance provision and $49,000 of the facility closure provision. The provision will be fully utilised during 2000.

NASDAQ LISTING

The Company has been notified that it will remain on the Nasdaq National Market System.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 1999, the Company had cash and cash equivalents of $3.0 million compared to $5.3 million at December 31, 1998. In the twelve months ended December 31, 1999 the Company's operating activities consumed cash of $6.6 million compared to $9.8 million in the twelve months ended December 31, 1998.

Accounts receivable at December 31, 1999 were $7.8 million, a decrease of 26.4% compared to $10.6 million at December 31, 1998. This decrease reflects the improved accounts receivable days, lower levels of license revenue relative to 1998 and the additional provision of $1.7 million for doubtful receivables made in the three months ended June 30, 1999.

Investing activities utilized $101,000 in the twelve months ended December 31, 1999 compared to the utilization of $6.0 million in the twelve months ended December 31, 1998. Investing activities primarily represent the proceeds on the sale of the subsidiaries of $202,000 and the purchase of assets of $390,000. The additional investing activity in 1998 related to the purchase of Compression Science Limited and TCMS Limited.

Financing activities generated $4.6 million in the year ended December 31, 1999 compared to $543,000 in the year ended December 31, 1998. The increase in funds from financing activities primarily represents short-term loans of $4.4 million. These loans are currently being converted to equity through the relevant registration process.

Loan agreements totalling an aggregate of US$2.0 million have been entered into by the Company with each of Robin W.I.Lodge, Marshall Services, Alan McGahan, and Rhone Venture Capital Limited. These loans are convertible into shares of the Company at a price of US$2.25 per share, in addition warrants are to be issued in connection with the loan agreements for the number of shares into which the loan may be converted multiplied by 1.25, at the same conversion price.

Loan agreements totalling an aggregate of US$2.0 million have been entered into by the Company with each of Finsbury Technology Trust PLC, Pulsar Technology Fund, Grange Noominees Ltd. and Banco Nominees (Guernsey) Limited. These loans are convertible into shares of the Company at a price of US$4.65 per share, in addition warrants are to be issued in connection with the loan agreements for the number of shares into which the loan may be converted multiplied by 0.5, at the same conversion price.

The Company's ability to satisfy its cash requirements for the remainder of the year is dependent on meeting certain projected revenue targets, cash collection targets, raising additional sources of short term finance and containing operating expenses. The Company has, at times in the past, been unable to meet similar targets, particularly license revenue targets. There can be no assurance that the Company will meet its projected revenue targets and the failure of the Company to do so (or to obtain additional sources of financing, which may not be available on suitable terms to the Company, if at all) will have a material adverse effect on the Company's business and financial condition and the value of the Company's American Depositary Shares.

This Report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included in this Report (or incorporated herein by reference) regarding the Company's financial position and business strategy may constitute forward-looking statements. Although the Company believes that the expectations reflected in, and the assumptions underlying, such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations are included in the documents filed by the Company with the Securities and Exchange Commission, including the matters contained in the caption "Business Factors" in the Company's most recent Annual Report on Form 20-F. In light of the foregoing, readers of this Report are cautioned not to place undue reliance on the forward-looking statements contained or incorporated by reference herein.

The information contained in Exhibit 1 hereto, consisting of the registrant's unaudited financial statements for the year ended December 31, 1999, has been distributed to its security holders and is furnished to the Commission pursuant to Rule 13a-16 under the Securities Exchange Act of 1934, as amended (the "Act"). This report and the information furnished herewith shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                          GENTIA SOFTWARE plc





                                               By: /s/ NICHOLAS P.S. BRAY
                                                       -----------------------
                                                       Nicholas P. S. Bray
                                                       Chief Financial Officer

Date: March 6, 1999

EXHIBIT INDEX

                                                                       Page
Exhibit A            Fourth Quarter Press Release - (1999)             13

EXHIBIT A

CONTACT:

Nick Bray                             AT THE FINANCIAL RELATIONS BOARD:
Chief Financial Officer               For Analyst Info: Julie Creed (312) 640-6724
Gentia Software                       For General Info: Kelly Lofts (212) 661-8030
+44 181 971 4000                      For Media Info: Jason Rando (212) 661-8030

GENTIA REPORTS FOURTH QUARTER AND 1999 RESULTS
GENTIA ANNOUNCES SECOND CONSECUTIVE PROFITABLE QUARTER

LONDON, JANUARY 27, 2000 -- Gentia Software (Nasdaq: GNTI), a leading provider of intelligent analytical applications for enterprise-wide deployment, today reported its results for the fourth quarter, ended December 31, 1999. The Company is pleased to announce a second consecutive profitable quarter since the new Senior Management Team was appointed in May of 1999.

Gentia reported net income of $0.1 million, or $0.01 per share, for the fourth quarter of 1999. This compares with net income of $0.1 million, or $0.01 per share, for the third quarter of 1999 and a net loss of $9.5 million, or ($0.93) per share, in the same quarter of 1998. The Company also reported a net loss of $9.9 million, or ($0.96) per share, for the 1999 year, compared with a net loss of $15.6 million, or ($1.57) per share, for the year ending December 31, 1998. The full year losses are composed of exceptional charges and operating losses incurred during the first and second quarters.

Revenues for the fourth quarter of 1999 totaled $6.1 million, compared with $6.1 million for the third quarter of 1999 and $7.9 million for the same quarter a year ago. For the twelve months ended December 31, 1999 revenues totaled $24.1 million compared with revenues of $29.5 million in 1998. While revenue growth was flat during the third and fourth quarters of 1999, license fees increased by 9% compared to the third quarter. The Company has been focused during the fourth quarter on significantly increasing its operational capability to develop, market and sell its applications in the future.

Gentia accomplishments during quarter four included:

- The forming of a partnership with IBM (NYSE: IBM), the largest global provider of business intelligence consulting and services, to make Gentia's flagship Balanced Scorecard application available to IBM's customers as part of IBM's Business Intelligence (BI) Services for Balanced Scorecard.

- Continued growth in its Scorecard business following the restructure of the Company. Gentia continued to close significant new Scorecard business in quarter four. Notable new customer deals include Siemens, Ares Serono, Hewlett Packard, DHL, and Proctor & Gamble BV.

- Completed initial development of a new suite of "Customer Relationship Analytics" applications during the quarter. The new CRA applications complement front office CRM systems and are the first applications to benefit from the Company's Intelligent Applications strategy. This strategy has led to the creation of an additional company division and more than tripled the resources devoted wholly to development of new and existing Intelligent Applications for sale in 2000.

- Expanding the Company's Internet presence. The award winning WWW.BALANCEDSCORECARD.COM membership topped 10,000 during quarter four. Gentia also launched the redesigned WWW.GENTIA.COM web site. The Company leveraged improved Internet presence in its marketing campaigns to increase market awareness and drive lead generation, while maintaining manageable costs.

- In preparation for growth in 2000, the Company increased the capacity of the worldwide sales, marketing and channels operations by over 25% in the fourth quarter. As part of this expansion initiative the Company appointed Jeff Bernard as Vice President for North America and also to the Senior Management Team.

- The reduction of total ongoing costs to $6.0 million per quarter during the fourth quarter of 1999, compared with $11.3 million for the same quarter in 1998, while opening new regional offices in the United States, Germany and France.

"We are pleased to have achieved the quarter four and year-end expectations." commented Nick Bray, Chief Financial Officer. "In the fourth quarter, we focused on developing our sales operation, while maintaining tight control of costs. Our success resulted in revenues of $6.1 million for the quarter and net income of $0.1 million or $0.01 per share. The revenue shows a 9% growth in license fees during the fourth quarter to $3.0 million. The reduction in service revenue compared with the third quarter of 1999 is attributable to the sale of our South Africa and Australia operations to distributors."

"This has been a year of two halves for Gentia," commented Steve Fluin, Chief Executive Officer. "The new management team assembled mid-year took the decision to rapidly restructure, resulting in our return to profitability in the second two quarters of the


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year and positioning Gentia for strong revenue growth in 2000. We are pleased to have achieved a second consecutive profitable quarter despite a $10.0 million cumulative loss at mid-year. The Company has been extremely successful in meeting its short-term goals and Gentia is now poised for growth in 2000. We plan to launch a new suite of applications in the first quarter for the CRM marketplace. To prepare for this new launch our fourth quarter focus was largely to expand our sales operation in support of planned growth, with the largest expansion occurring in the US sales and marketing operation." Fluin continued, "We also expect further growth in our Balanced Scorecard business during 2000.
We are pleased with the progress we have made with our Scorecard business following the restructure."

The Company confirms that it will remain listed on the NASDAQ national market system. Gentia also confirms it has settled the patent lawsuit with Hyperion Solutions, which originated in April 1996, with no impact on the Company's financial results. Gentia continues to market and sell its Balanced Scorecard and Performance Management applications. The Company will also launch new applications for the CRM market during 2000. For more information about the Company and its applications visit WWW.GENTIA.COM.

ABOUT THE COMPANY

Gentia Software (Nasdaq: GNTI) is a leading supplier of intelligent analytical applications that sustain and improve business performance. Its integrated portfolio of software applications, incorporating the expertise of world-class consulting partners, supports strategy management, performance measurement and operational analysis. For more information, visit www.gentia.com or call:
1-888-4GENTIA (United States), +44 (0) 208 971 4000 (Europe).

THIS NEWS RELEASE CONTAINS STATEMENTS OF A FORWARD-LOOKING NATURE RELATING TO THE FINANCIAL PERFORMANCE OF GENTIA SOFTWARE. SUCH STATEMENTS ARE BASED UPON THE INFORMATION AVAILABLE TO MANAGEMENT AT THIS TIME, AND THEY NECESSARILY INVOLVE RISK BECAUSE ACTUAL RESULTS COULD DIFFER MATERIALLY FROM CURRENT EXPECTATIONS. AMONG THE MANY FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER FROM THOSE SET FORTH IN THE COMPANY'S FORWARD-LOOKING STATEMENTS ARE CHANGES IN GENERAL ECONOMIC CONDITIONS, ACTIONS TAKEN BY CUSTOMERS OR COMPETITORS, AND THE RECEIPT OF MORE OR FEWER ORDERS THAN EXPECTED.



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                               GENTIA SOFTWARE PLC
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                         THREE MONTHS ENDED                   TWELVE MONTHS ENDED
                                                   -------------------------------      --------------------------------
                                                      DEC. 31,          DEC. 31,          DEC. 31,           DEC. 31,
                                                        1999              1998              1999               1998
                                                   ------------- ---- ----------- ---- ------------- ------------------
                                                   (UNAUDITED)        (UNAUDITED)       (UNAUDITED)         (AUDITED)

                                                           US$                 US$               US$                US$

   Revenues:

        License                                      $3,013              $4,097           $10,433            $16,173
        Services and other                            3,072               3,772            13,682             13,359
                                                   -----------       -------------      ------------       ------------
                                                      6,085               7,869            24,115             29,532

   Cost of revenues:

        License                                         396                 810             1,971              1,809
        Services and other                            1,275               2,433             7,716              8,400
                                                   -----------       -------------      ------------       ------------
                                                      1,671               3,243             9,687             10,209

   Gross profit                                       4,414               4,626            14,428             19,323

   Operating expenses:

        Sales and marketing                           2,242               7,079            12,812             19,720
        Research and development                      1,115               1,646             5,197              6,831
        General and administrative                      689               1,158             3,335              4,367
        Purchased research and development                -               1,037                 -              1,037
        Restructuring costs                               -               2,869             1,876              2,869
        Goodwill amortization                           261                 213             1,105                596
                                                   -----------       -------------      ------------       ------------
        Total operating expenses                      4,307              14,002            24,325             35,420

   Income / (loss) from operations                      107              (9,376)           (9,897)           (16,097)
   Interest (expense) / income                          (30)                 76                39                681
                                                   -----------       -------------      ------------       ------------
   Income / (loss) before provision for income
   taxes                                                 77              (9,300)           (9,858)           (15,416)

   Provision for income taxes                             -               (185)                 -              (185)
                                                   -----------       -------------      ------------       ------------
   Net income / (loss)                                  $77             ($9,485)          ($9,858)          ($15,601)
                                                   ===========       =============      ============       ============

   Basic income / (loss) per share                    $0.01             ($0.93)           ($0.96)            ($1.57)
   Diluted income / (loss) per share                  $0.01             ($0.93)           ($0.96)            ($1.57)

        Shares used to compute basic EPS             10,252              10,178            10,222              9,950
        Shares used to compute diluted EPS           14,083              10,178            10,222              9,950



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                               GENTIA SOFTWARE PLC
                      CONDENSED CONSOLIDATED BALANCE SHEETS


                                                                           DECEMBER 31               DECEMBER 31
                                                                              1999                      1998
                                                                         ----------------          ----------------
                                                                          (UNAUDITED)                 (AUDITED)
                                                                                         (IN THOUSANDS)

                                                                                      US$                      US$
ASSETS
    Current assets:

           Cash and cash equivalents                                           $2,968                   $5,314
           Accounts receivable, net of allowances $ 3,457
                           ( Dec 31, 1998 - $3,801)                             7,757                   10,565
           Prepaid expenses and other current assets                              559                    1,363
           Tax recoverable                                                          -                      212
                                                                            -------------            -------------
Total current assets                                                          $11,284                  $17,454

    Property and equipment, net                                                 1,153                    2,192
    Purchased software, net of amortization of $609
        (Dec 31, 1998 - $25)                                                    2,000                    2,585
    Goodwill on acquisition, net of amortization of $2,286
        (Dec 31, 1998 - $1,764)                                                 3,831                    4,317
                                                                            ------------             -------------
Total assets                                                                  $18,268                  $26,548
                                                                            =============            =============

LIABILITIES AND SHAREHOLDERS' EQUITY

    Current liabilities:

           Current portion of lease obligations                                   $46                      $78
           Accounts payable                                                     2,784                    2,203
           Accrued liabilities                                                  2,624                    3,778
           Deferred revenues                                                    3,259                    4,754
           Other accounts payable                                               1,289                    1,766
           Short Term loans                                                     4,442                        -
                                                                            -------------            -------------
Total current liabilities                                                     $14,444                  $12,579

    Non current liabilities:

           Long-term portion of lease obligations                                 121                       59
                                                                            -------------            -------------
Total Liabilities                                                             $14,565                  $12,638


    Shareholders' equity:

           Ordinary shares                                                      2,481                    2,445
           Additional paid-in capital                                          29,009                   28,881
           Retained (deficit)                                                 (26,695)                 (16,837)
           Cumulative translation adjustment                                   (1,092)                    (579)
                                                                            -------------            -------------
Total shareholders' equity                                                     $3,703                  $13,910
                                                                            -------------            -------------

Total liabilities and shareholders' equity                                    $18,268                  $26,548
                                                                            =============            =============

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